November 10, 2014 VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation

Finance 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief
Donald E. Field
Linda Cvrkel, Accounting Branch Chief
Heather Clark

Re:	Virgin America Inc.
Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-197660)
CIK No. 1614436

Ladies and Gentlemen:

On behalf of Virgin America Inc. (the “Company”), we are hereby filing Amendment No. 8 (the “Amendment”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2014 (as amended through Amendment No. 7 filed with the Commission on November 3, 2014, the “Registration Statement”). The Amendment reflects the Company’s responses to the comments received by email on November 6, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the Registration Statement.

November 10, 2014

The Offering, page 10

1.	We note that you have included a table on page 13 and elsewhere in the filing which shows the effects that changes in the assumed initial public offering price will have on the repayment of the related party notes, the shares of common stock to be issued upon exchange for the related party notes, the shares to be issued in exchange for the related party warrants and your pro forma and pro forma as adjusted shares of common stock outstanding. Please revise to include footnote disclosures to the table explaining how the amounts presented in each of these columns were calculated or determined. Your disclosure of this table included elsewhere in the filing should be similarly revised.

Response: In response to the Staff’s comment, the Company has revised the table on page 13 and elsewhere in the Amendment as requested.

Summary Consolidated Financial and Operating Data, page 14

2.	Please revise to disclose pro forma basic and diluted earnings per share giving effect to the 2014 Recapitalization transaction for the year ended December 31, 2013 and the nine months ended September 30, 2014 in your summary consolidated financial and operating data. The disclosure should be accompanied by footnote disclosure explaining the nature of the pro forma presentation.

Response: In response to the Staff’s comment, the Company has revised pages 15 and 16 of the Amendment as requested.

Capitalization, page 44

3.	Please revise the introductory paragraph on page 44 to explain the nature of the adjustments made to arrive at the pro forma as adjusted capitalization amounts on page 45. Your revised disclosure should disclose the amount of the proceeds, offering expenses, and uses of such proceeds that resulted in your pro forma as adjusted amounts of cash and cash equivalents, common stock, additional paid in capital and accumulated deficit. Footnote (2) on page 16 of the Summary Consolidated Financial and Operating Data should be similarly revised.

Response: In response to the Staff’s comment, the Company has revised pages 16 and 48 of the Amendment as requested.

Dilution, page 47

4.	Please tell us and revise to disclose how you calculated or determined your historical net tangible book deficit of $(362.0) million and the related per share amount of $(430.53) per share. Also, please explain how you calculated or determined the pro forma net tangible book value per share giving effect to the 2014 Recapitalization of $5.97 per share. In addition, please also explain how you calculated or determined the pro forma net tangible book value per share, as adjusted to give effect to the offering of $9.40 per share.

November 10, 2014

Response: In response to the Staff’s comment, the Company has revised page 52 of the Amendment to include the explanations requested. The Company also has revised the historical net tangible book deficit to ($383.4) million, the related per share amount to $(455.99) per share and the pro forma net tangible book value per share giving effect to the 2014 Recapitalization to $5.96 per share.

5.	Please tell us how you determined that a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the pro forma net tangible book value per share by $0.14 and ($0.15), respectively.

Response: In response to the Staff’s comment, the Company has revised pages 52 and 53 of the Amendment as requested. The Company also submits below a table setting forth the calculation of the increase (decrease) in pro forma as adjusted net tangible book value per share arising from a $1.00 increase or decrease in the assumed initial public offering price per share:

	$1.00 Increase in Assumed Initial Public Offering Price per Share	$1.00 Decrease in Assumed Initial Public Offering Price per Share
Pro forma as adjusted net tangible book value	406,227,774	406,227,774
Shares outstanding after the 2014 Recapitalization	42,577,882	43,922,121

Pro forma as adjusted net tangible book value per share	$9.54	$9.25

Pro forma as adjusted net tangible book value per share assuming the midpoint of the range	$9.40	$9.40
Difference	$0.14	$(0.15)

Unaudited Pro Forma Consolidated Balance Sheet and Statements of Operations, page 50

Unaudited Pro Forma Balance Sheet, page 53

6.	Please revise all pro forma balance sheet adjustments to present them on a gross rather than a net basis. In this regard, we note that the adjustments to long-term debt, common stock, and additional paid in capital are comprised of multiple pro forma adjustments. Each adjustment should be separately presented and disclosed so a reader can easily understand how the aggregate adjustments made to long-term debt and the various categories of stockholder’s equity were determined.

Response: In response to the Staff’s comment, the Company has revised the pro forma balance sheet on page 60 of the Amendment as requested.

7.	Since it does not appear that footnote (2)(c) results in any adjustment to your pro forma balance sheet, please revise to remove it from “long-term debt – related parties” on your pro forma balance sheet.

November 10, 2014

Response: In response to the Staff’s comment, the Company has revised footnote (2)(c) on page 63 of the Amendment to more clearly indicate the adjustment to the consolidated balance sheet.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 55

(2) Pro Forma Adjustments, page 56

8.	We refer to adjustment (2)(c). Please provide us with your calculation of the pro forma adjustments to interest expense on the post-IPO note of $2.7 million and $3.3 million, respectively, for the nine months ended September 30, 2014 and for the year ended December 31, 2013. In this regard, we note from your disclosure on page 50 that the Post-IPO note is $50 million and based on the 8.5% effective interest rate disclosed in footnote (2)(c), we would expect this to result in adjustments to interest expense of $3.2 million and $4.3 million, respectively, for the nine months ended September 30, 2014 and for the year ended December 31, 2013. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(c) on page 63 of the Amendment to disclose the fair value of the Post-IPO Note of $38.5 million in order to clarify the balance on the debt from which the interest expense is properly computed.

9.	Refer to footnote (2)(f). Please revise footnote (f) to show how you calculated or determined the weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the nine months ended September 30, 2014 and for the year ended December 31, 2013. Your revised disclosures should clearly disclose the number of shares to be issued in connection with each of the transactions comprising the 2014 Recapitalization transaction and should be presented in a level of detail consistent with that included in Note (15) to your financial statements.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(f) on page 64 of the Amendment as requested.

10.	Please tell us and revise adjustment (2)(g) to explain why the acceleration of lease payments is directly attributable to the 2014 Recapitalization transaction.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(g) on page 64 of the Amendment as requested.

11.	Refer to footnote (2)(g). Please tell us how you calculated the amount of the pro forma adjustment of $2,202 to other non-current assets, as it would appear as though the issuance of 39,582 shares of stock issued at $22.50 per share would result in an amount of $891 and if you include your cash payment the amount would total $2,676. Also, please explain in footnote (2)(g) why other non-current assets are being increased as a result your payment of cash in the amount of $1,785 and your issuance of 39,582 shares to the lessor.

November 10, 2014

Response: In response to the Staff’s comment, the Company has revised footnote (2)(g) on page 64 of the Amendment as requested. In addition, the Company has revised its pro forma EPS on page F-47 to reflect the 79,334 shares issued to pay the lessors $1.8 million in cash.

12.	Refer to footnote (2)(k). Please explain in footnote (2)(k) the method and significant assumptions that were used to determine the amount of the estimated license fee payments in excess of fair value that are to be paid to the Virgin Group as a result of the changes made to the license agreement in connection with the 2014 Recapitalization.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(k) on page 65 of the Amendment as requested.

13.	Refer to footnote (2)(o). Please revise footnote 2(o) to disclose the significant assumptions that were used to determine the amount of this pro forma adjustment. As part of your revised disclosure, please disclose the portion of the adjustment that relates to stock-based compensation awards with service conditions that have already been met and which are contingent upon the completion of the offering as well as the portion of the adjustment that relates to the 218,550 shares that will be granted to certain executive officers and management upon completion of the offering and which have no service conditions.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(n) (previously footnote 2(o)) on page 65 of the Amendment as requested.

Management’s Discussion and Analysis of Financial Condition, page 62

Trends and Uncertainties Affecting Our Business, page 66

14.	We note the disclosure on page 30 that outbreaks of contagious diseases, including the Ebola virus, could significantly reduce demand for passenger traffic and result in travel restrictions. Please tell us whether the recent Ebola outbreak has had or is expected to have a material impact on bookings and whether you believe it is a key factor that may materially impact your performance in future periods.

Response: In response to the Staff’s comment, the Company respectfully submits that the recent Ebola outbreak has not had, and the Company does not expect it to have, a material impact on bookings and that the Company does not presently believe it is a key factor that may materially impact its performance in future periods.

Commitments and Contractual Obligations, page 89

15.

We note from the disclosures included in footnote (6) to your pro forma total contractual obligations table that the issuance of the $50.0 million related-party Post-IPO note to be held by the Virgin Group will be recorded on the consolidated balance sheet at its estimated fair value of $29.5 million. Please revise the notes to your unaudited pro forma balance sheet included on pages 55 through 58 of the filing to

November 10, 2014

disclose that this note will be recorded at its estimated fair value and explain in the footnotes how this estimated fair value will be calculated or determined. Note 2 to the financial statements on page F-10 of the filing should be similarly revised. Also, please tell us where the related pro forma adjustment for the difference between the contractual amount of this note and its estimated fair value has been reflected in the adjustments to your pro forma balance sheet on page 53.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(c) on page 63 of the Amendment and Note 2 to the financial statements on pages F-9 through F-11 of the Amendment as requested. The Company has also revised the estimated fair value of debt on page 96 of the Amendment to $38.5 million, which agrees with the pro forma disclosure.

16.	Since it appears that your pro forma long-term debt obligations will be significantly different than those reflected in the table on page 89, please revise footnote (6) to also disclose the amount of your contractual debt obligations (including those due to related parties) on a pro forma basis.

Response: In response to the Staff’s comment, the Company has revised footnote (6) on page 96 of the Amendment as requested.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

17.	Please revise to remove the restrictive legend included on the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to disclose the effective date for the stock split disclosed in Note 1. The consent of the independent registered accountant should be similarly revised.

Response: In response to the Staff’s comment, the report of the independent registered public accounting firm on page F-2 of the Amendment and the consent of the independent registered public accounting firm have been revised as requested.

Notes to Consolidated Financial Statements, page F-9

(2) Unaudited Pro Forma Balance Sheet, page F-9

18.	Please revise Note (2) to the financial statements to include a cross-reference to the pro forma financial information that has been prepared in accordance with Article 11 of Regulation S-X and which is included elsewhere in the filing. We believe this cross-reference is necessary in order to adequately explain the nature of the adjustments that have been made to the September 30, 2014 balance sheet to arrive at the pro forma balance sheet amounts.

November 10, 2014

Response: In response to the Staff’s comment, the Company has revised Note (2) to the financial statements on pages F-9 through F-11 of the Amendment as requested.

(5) Balance Sheet Components, page F-21

Other non-current assets, page F-21

19.	Please tell us and revise to disclose the nature of the significant increase in intangible assets during 2014. Also, please revise to disclose the weighted-average amortization period over which the assets acquired are being amortized to expense. Refer to the disclosure requirements outlined in ASC 350-30-50-1.

Response: In response to the Staff’s comment, the Company submits that its intangible assets consist of take-off and landing slots at LaGuardia Airport (LGA) and Ronald Reagan Washington National Airport (DCA) acquired in 2013 and in 2014, which have been accounted for as indefinite lived assets, as discussed on page 79 of the Amendment. The Company also has revised page F-21 of the Amendment as requested.

(8) Long-Term Debt, page F-28

20.	We note the disclosure that has been included on page F-29 indicating that certain restrictive covenants included in the related-party debt agreements provide limitations on cash distributions or dividends. Please revise the notes to the financial statements to disclose the nature and terms of these restrictions imposed on your ability to pay dividends. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised page F-29 of the Amendment as requested.

(10) Stockholders’ Equity, page F-32

21.	We note the disclosure on page F-35 indicating that Class C-10 and Class C-13 warrants to purchase 59,543 and 36,495 shares held by a former director were exchanged for an outstanding loan in September 2014 and are no longer outstanding at September 30, 2014. Please tell us and revise to disclose the nature of the circumstances under which these warrants were exchanged for outstanding loans and then cancelled in September 2014. As part of your response and your revised disclosure, please also explain how this transaction was accounted for in your consolidated financial statements, including whether any gain or loss was recognized as a result of this transaction.

Response: In response to the Staff’s comment, the Company submits that the warrants to purchase common stock held by a former officer and his spouse had exercise prices of $37.74 and $75.49 per share respectively, and were underwater since the 2012 grant date. The recorded balance of these warrants was de minimis (i.e. approximately $50,000) when the warrants were cancelled. The loan balance owed by this former officer and his spouse was fully reserved prior to the loan cancellation. The Company respectfully submits that this transaction had a de minimis impact on the financial statements and, as such, was not material for purposes of additional disclosure.

November 10, 2014

(15) Net Income Per Share, page F-44

22.	We note that the weighted-average number of shares used to compute basic net income per share as reflected in the table on page F-47 disclosing the computation of weighted average shares used to compute pro forma basic and diluted earnings per share for the year ended December 31, 2013 and for the nine months ended September 30, 2014 of 70,671 shares does not agree to the weighted average number of shares used in computing historical basic and diluted earnings per share for each of these periods as disclosed on page F-45 of 701,671 shares. Please reconcile and revise these disclosures.

Response: In response to the Staff’s comment, the Company has revised page F-47 of the Amendment as requested to reflect 701,671 as the correct weighted-average number of shares, which is consistent with the disclosure on page F-45 and with other related disclosures in the Amendment.

23.	Please explain why the pro forma adjustment to weighted-average shares for the year ended December 31, 2013 and the nine months ended September 30, 2014 to reflect the assumed issuance of common stock in exchange for the remaining principal and accrued interest on certain related party notes of 24,896,836 shares does not agree to the amount disclosed in footnote (2)(j) to the pro forma balance sheet included on page 57 of the registration statement which indicates that 22,607,785 shares were issued in exchange for these notes and the related accrued interest. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Company respectfully submits that the pro forma adjustment to weighted-average shares for the year ended December 31, 2013 and the nine months ended September 30, 2014 of 24,896,836 shares consists of 22,607,785 shares issued in exchange for certain related-party debt as well as 2,289,051 shares issued to raise the $51.5 million of assumed net proceeds, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of the prospectus), used to repay certain related party debt. The Company also has revised page F-47 of the Amendment to show the two amounts separately.

Exhibit 5.1

24.	Please have counsel revise the third paragraph to opine that any shares of common stock being offered by selling stockholders that are currently outstanding are, rather than will be, legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011 for guidance on the substance of legality opinions related to registration statements that register the resale of shares that are already outstanding.

Response: In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 to address the Staff’s concern.

November 10, 2014

*     *     *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc. Peter D. Hunt, Virgin America Inc. John J. Varley, Virgin America Inc. Alan F. Denenberg, Davis Polk & Wardwell LLP